Filed Pursuant to Rule 253(g)(2)

File # 024-11574

SKY QUARRY, INC.

SUPPLEMENT TO OFFERING CIRCULAR

DATED SEPTEMBER 29, 2021

The following are the changes to the Company's Offering Circular dated September 29, 2021.

The minimum investment is $500 or 400 Units.

Securities outstanding before the Offering: 31,645,545 shares of common stock (1)

Securities outstanding after the Offering: 46,615,545 shares of common stock and 15,000,000 Warrants if all Units offered are sold, or 61,615,545 shares of common stock if all Units offered are sold and all Warrants are exercised.

(1)Does not reflect the shares of common stock issuable upon conversion of outstanding convertible notes. Assuming full conversion of the notes, shares of common stock outstanding before and after the Offering would increase by 1,041,333 shares.

Share ownership of JP Morgan Chase is 6,323,047 shares of common stock or 19.99% of the Company's outstanding shares of common stock before the Offering.

The Company will pay the following additional fees to the Escrow Agent for the Offering:

•a transaction fee of 3.8% when investors use credit cards

•a fee of 0.50% of funds received from this Offering for fund reconciliation and cash management not to exceed $3,000

The date of this Offering Circular Supplement is October 8, 2021